SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 13, 2015

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated May 13, 2015, entitled “Syneron Medical Reports Revenue of $63.4 Million for the First Quarter 2015.”

The GAAP financial statement tables included in the press release (pages 6-8 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: May 13, 2015

Syneron Medical Reports Revenue of $63.4 Million for the First Quarter 2015

Total revenue up 12% y/y, or 17% in constant currency

Product revenue up 19% y/y, or 23% in constant currency, including North America up 32% and international up 13% (21% constant currency)

Yokneam, Israel, May 13, 2015 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced financial results for the three month period ended March 31, 2015.

First Quarter 2015 and Recent Non-GAAP1 Highlights:
•	UltraShape™ launch-to-date U.S. installed base at more than 150 systems, including 31 systems sold in the first quarter and 25 more systems in the month of April
•	Generated $2.7 million in PicoWay™ sales and expanded FDA clearance to include the treatment of pigmented lesions.
•	Introduced Profound™ RF micro-needle technology for minimally invasive sub-mental and face lift treatments.
•	Revenue of $63.4 million, up 12% year-over-year, or 17% in constant currency.
•	North American product sales grew 32% year-over-year.
•	International sales grew 8%, including 15% product growth in the EMEA region and 12% product growth in the Asia-Pacific region.
•	Non-GAAP gross margin of 53.2%, or 55.0% in constant currency, compared to 53.5% in Q1 2014.
•	Non-GAAP net income of $0.6 million, or $0.02 per share.
•	Ended quarter with $99.8 million overall cash position, and no debt.

Revenue: First quarter 2015 revenue was $63.4 million, up 12%, compared to $56.8 million in the first quarter 2014. First quarter 2015 constant currency revenue growth was 17%, when excluding the negative impact of $2.8 million related to the change in foreign currency exchange rates as compared to the first quarter 2014.

Amit Meridor, Chief Executive Officer of Syneron, said, “We had a good start to the year across our global business, achieving constant currency global revenue growth of 17%. This included strong product revenue in all regions, led by 32% growth in North America and double-digit constant currency growth in the EMEA and Asia-Pacific regions. During the quarter we continued to see strong interest in UltraShape and positive trends in per procedure Focal Treatment Zone (FTZ) consumable utilization from the installed base. We launched our full UltraShape marketing campaign in early April, which translated into increasing system sales trends. As of end of April we sold 56 systems in North America from January 1 and we remain on track with our UltraShape revenue plan for the year. In the first full quarter selling PicoWay we continue to see strong interest, giving us confidence in the sales growth potential of Picoway, which was enhanced by the recently received FDA clearance for treatment of pigmented lesions. Looking forward, we are well positioned to benefit from the growth potential for UltraShape and PicoWay, and we expect to drive incremental growth from the recently introduced Profound device. Profound is a unique, minimally invasive micro-needle RF treatment for sub-mental loose skin and skin tightening on the face, which achieves, in a single treatment, clinical results equivalent to 37% of face lift surgery. We are building a small, specialized sales team that will be dedicated to Profound and we began its launch during the second quarter.”

1 The first quarter 2015 year-over-year comparisons are on a non-GAAP basis, excluding items set forth in the section titled “Non-GAAP Financial Highlights for the First Quarter Ended March 31, 2015.”

Non-GAAP Financial Highlights for the First Quarter Ended March 31, 2015:

Gross Margin for the first quarter 2015 was 53.2%, slightly less than 53.5% in the first quarter 2014, reflecting the contradictory effects of favorable geographic mix, with strong product growth, particularly in North America, offset mainly by a negative impact of 1.8% due to changes in foreign currency exchange rates. Excluding change in foreign currency exchange rates, gross margin for the first quarter 2015 was 55.0%, benefitting from the contribution of the newly introduced high margin UltraShape and PicoWay products.

Operating Income for the first quarter 2015 was $1.1 million, compared to $1.9 million in the first quarter 2014. This reflects the Company’s investments in sales and marketing expenses related to the significant expansion of the Company’s North American sales force, including the establishment of a dedicated body shaping team. It also includes a negative impact of $0.8 million due to changes in foreign currency exchange rates.

Net Income and Earnings Per Share in the first quarter 2015 were $0.6 million, or $0.02 per share, compared to net income of $1.3 million, or $0.04 per share in the first quarter 2014.

Net income and earnings per share for the first quarter 2015 are adjusted to exclude the following items, which are detailed in the Company's financial tables presented at the end of this press release:

-	Amortization of acquired intangible assets of $1.5 million
-	Stock-based compensation of $0.9 million
-	Re-measurement of contingent consideration fair value of $0.06 million
-	Income tax benefit of $0.4 million

GAAP Financial Highlights for the First Quarter Ended March 31, 2015:

Gross Margin for the first quarter 2015 was 51.6%, slightly less than 51.7% in the first quarter 2014, reflecting the contradictory effects of favorable geographic mix, with strong product growth, particularly in North America, offset by unfavorable product mix and a negative impact of 1.7% due to changes in foreign currency exchange rates. Excluding change in foreign currency exchange rates, gross margin for the first quarter 2015 was 53.3%, benefitting from the contribution of the newly introduced high margin UltraShape and PicoWay products.

Operating loss for the first quarter 2015 was $1.4 million, compared to $0.8 million in the first quarter 2014. This reflects the Company’s investments in sales and marketing expenses related to the significant expansion of the Company’s North American sales force, including the establishment of a dedicated body shaping team. It also includes a negative impact of $0.8 million due to changes in foreign currency exchange rates.

Net Loss and Loss Per Share in the first quarter 2015 was $1.5 million, or $0.04 per share, compared to $1.1 million, or $0.03 per share in the first quarter 2014.

Cash Position: As of March 31, 2015, the Company’s overall cash position including cash, short-term bank deposits and marketable securities amounted to $99.8 million, compared to $110.4 million as of December 31, 2014. Cash use in the first quarter 2015 included investments in inventory to support anticipated growth in 2015 and to account for the Company’s strong fourth quarter results, as well as other non-recurring payments, along with investment in a new ERP system. The reduction in cash position also included the repurchase of 328,358 shares of Syneron stock during the first quarter 2015 at an average price of $11.93 for $3.9 million under the Company’s previously authorized $20 million share repurchase program. Since December 2014, the Company has repurchased a total of 376,642 shares at an average price of $11.69 for $4.4 million under this program.

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, operating margin, operating “income (loss), net income (loss) and earnings (loss) per share, which exclude expenses related to amortization of acquired intangible assets, stock-based compensation, re-measurement of contingent consideration fair value, impairment of intangible assets, Fair Market Value (FMV) adjustment, tax benefit, changes in foreign currency exchange rates,   and legal settlement, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference Call
Syneron management will host its first quarter 2015 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q1 2015 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-280-2296 in the U.S., and 212-444-0412 from overseas. The conference pass code is: 8072668.

About Syneron Candela:
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including non-invasive fat destruction, body contouring, hair removal, wrinkle reduction, tattoo removal, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch, and has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay and elos Plus.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Candela are located in Israel. Syneron Candela also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

Forward-looking statements in this press release include optimism about increased sales of Ultrashape, being on track with the Company’s revenue plan for the year, being well positioned to benefit from the growth potential for UltraShape and PicoWay, and driving incremental growth from the Profound device, which is expected to launch during the second quarter of 2015. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risks associated with the successful build-out of our North American sales force and its ability to enable us to generate more North American revenue and improve margins, the market acceptance of our new products, including the UltraShape, PicoWay and Profound products, our ability to grow non-core market revenues, changes in foreign currency exchange rates, the continued stabilization of the Europe and Middle East and Asia Pacific markets, as well as those risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, UltraShape, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended
	March 31,	March 31,
	2015	2014

Revenues	$63,399	$56,813
Cost of revenues	30,714	27,414

Gross profit	32,685	29,399
Operating expenses:
Sales and marketing	21,390	17,318
General and administrative	6,935	6,250
Research and development	5,658	6,238
Other expenses, net	56	399

Total operating expenses	34,039	30,205

Operating loss	(1,354)	(806)

Financial Income (expenses), net	(243)	164

Loss before tax on income (tax benefit)	(1,597)	(642)

Taxes on income (tax benefit)	(128)	450

Net loss	$(1,469)	$(1,092)

Loss per share:

Basic and Diluted
Net loss per share	$(0.04)	$(0.03)

Weighted average shares outstanding:
Basic and Diluted	36,722	36,653

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	March 31,	December 31,
	2015	2014(*)
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$49,514	$57,189
Short-term bank deposits	5,354	6,415
Available-for-sale marketable securities	28,155	30,055
Trade receivable, net	53,244	55,898
Other accounts receivables and prepaid expenses	13,485	15,168
Inventories	38,906	36,894

Total current assets	188,658	201,619

Long-term assets:
Severance pay fund	522	514
Long-term deposits and others	312	267
Long-term available-for-sale marketable securities	16,785	16,785
Investment in affiliated company	20,130	20,130
Property and equipment, net	7,626	7,011
Intangible assets, net	20,213	21,698
Goodwill	25,285	25,285
Deferred taxes	13,771	13,525

Total long-term assets	104,644	105,215

Total assets	$293,302	$306,834

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$20,809	$21,948
Deferred revenues	12,973	14,054
Other accounts payable and accrued expenses	27,030	32,595

Total current liabilities	60,812	68,597

Long-term liabilities:
Contingent consideration liability	5,039	4,983
Deferred revenues	2,101	3,782
Warranty accruals	814	860
Accrued severance pay	589	507
Deferred taxes	-	140

Total long-term liabilities	8,543	10,272

Stockholders' equity:	223,947	227,965

Total liabilities and stockholders' equity	$293,302	$306,834

(*)	Derived from audited financial statements

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the three-months ended
	March 31	March 31
	2015	2014
Cash flows from operating activities:
Net loss	$(1,469)	$(1,092)
Adjustments to reconcile net loss to net cash
Non-cash items reported in discontinued operations
Share-based compensation	929	771
Depreciation and amortization	2,226	2,051
Realized loss, changes in accrued interest and amortization	175	181
Revaluation of contingent liability	56	399
Changes in operating assets and liabilities:
Trade receivable, net	(564)	(1,486)
Inventories	(1,938)	(835)
Other accounts receivables	1,615	1,496
Deferred taxes	(403)	(458)
Accounts payable	(852)	(2,073)
Deferred revenue	2,473	1,030
Accrued warranty accruals	(2,468)	(780)
Other accrued liabilities	(5,426)	(3,939)

Net cash used in operating activities	(5,646)	(4,735)

Cash flows from investing activities:
Purchases of property and equipment	(1,136)	(456)
Proceeds from the sale or maturity of marketable securities	7,700	20,386
Purchase of marketable securities	(5,853)	(13,008)
Proceeds from short-term bank deposits, net	1,060	4,944
Acquisition of a subsidiary	-	(11,016)
Other investing activities	(45)	(28)

Net cash provided by investing activities	1,726	822

Cash flows from financing activities:
Repurchase of shares from shareholders	(3,918)	-
Proceeds from exercise of stock options	915	254

Net cash provided by (used in) financing activities	(3,003)	254

Effect of exchange rates on cash and cash equivalents	(752)	210

Net decrease in cash and cash equivalents	(7,675)	(3,449)

Cash and cash equivalents at beginning of period	57,189	37,583

Cash and cash equivalents at end of period	$49,514	$34,134

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended
	March 31	March 31
	2015	2014

GAAP gross profit	$32,685	$29,399

Stock-based compensation	50	66
Amortization of intangible assets	1,010	950

Non-GAAP gross profit	$33,745	$30,415

GAAP operating loss	$(1,354)	$(806)

Stock-based compensation	929	770
Amortization of intangible assets	1,485	1,251
Remeasurement of contingent consideration	56	399
Other non-recurring items	(5)	277

Non-GAAP operating income	$1,111	$1,891

GAAP net loss	$(1,469)	$(1,092)

Stock-based compensation	929	770
Amortization of intangible assets	1,485	1,251
Remeasurement of contingent consideration	56	399
Other non-recurring items	(5)	277
Tax benefit	(390)	(277)

Non-GAAP net income	$606	$1,328

Income (Loss) per share:
Basic
GAAP net loss per share	$(0.04)	$(0.03)

Stock-based compensation	0.03	0.02
Amortization of intangible assets	0.04	0.03
Remeasurement of contingent consideration	-	0.01
Other non-recurring items	-	0.01
Tax benefit	(0.01)	(0.01)

Non-GAAP net income per share	$0.02	$0.03

Diluted
GAAP net loss per share	$(0.04)	$(0.03)

Legal settlement costs
Stock-based compensation	0.03	0.02
Amortization of intangible assets	0.04	0.03
Remeasurement of contingent consideration	0.00	0.01
Other non-recurring items	-	0.02
Tax benefit	(0.01)	(0.01)

Non-GAAP net income per share	$0.02	$0.04

Weighted average shares outstanding:

Basic	36,770	36,653

Diluted	37,328	37,387